Exhibit 99.2

3 February 2012

PANORAMIC ANNOUNCES PROPOSAL TO ACQUIRE MAGMA

Panoramic Resources Limited (“Panoramic”) (ASX:PAN) has today announced an attractive proposal to acquire all of the outstanding shares in Magma Metals Limited (“Magma”) (ASX:MMW; TSX:MMW) by way of an off-market takeover bid (“Offer”). Panoramic currently owns 24,971,074 shares in Magma, representing 9.34% of the company.

Under the Offer, accepting Magma shareholders will receive 2 Panoramic shares for every 17 Magma shares held, implying a value of AUD 14.94 cents per Magma share, based on the Panoramic closing share price of A$1.27 on

2 February 2012.

Panoramic believes that the Offer represents significant value for Magma’s assets and a substantial premium to prices at which Magma has traded in the short and medium term. At AUD 14.94 cents per Magma share, the Offer represents a:

•	86.8% premium to Magma’s last close on ASX on 2 February 2012 (AUD 8.00 cents)
•	88.0% premium to Magma’s 1 month VWAP on ASX to 2 February 2012 (AUD 7.95 cents)
•	70.4% premium to Magma’s 3 month VWAP on ASX to 2 February 2012 (AUD 8.77 cents)

The Offer also represents a 206.7% premium to the approximate market implied Enterprise Value of Magma’s exploration assets as at 2 February 20121.

Benefits for Magma Shareholders

In addition to the substantial premium they will receive, Magma shareholders who accept Panoramic’s Offer will become part of a larger and more diversified Australian listed mining company with a current market capitalisation (pre-Offer) of A$263 million and with a portfolio of operating mines, potential development projects and exploration properties and a net cash and receivables balance at 31 December 2011 of A$90 million.

[1]

The approximate market implied enterprise value of Magma’s exploration assets is calculated based on Magma’s market capitalisation as at 2 February 2012 (calculated based on the closing price of Magma Shares on ASX on 2 February 2012), less Magma’s unaudited cash on hand as at 31 December 2011 divided by the number of Magma Shares on issue. The premium to the approximate market implied enterprise value of Magma’s exploration assets is calculated based on the Offer value of AUD 14.94 cents less Magma’s unaudited cash on hand as at 31 December 2011 of AUD 4.64 cents per Magma Share.

Magma Shareholders who accept the Offer will not only maintain an exposure to Magma’s assets but will also gain exposure to the potential upside within Panoramic’s substantial portfolio of mining and minerals assets. Panoramic owns 100% of the Savannah and Lanfranchi operating nickel mines in Western Australia and has a portfolio of gold, nickel, copper and other exploration projects. Magma shareholders will also gain exposure to the Gidgee Gold Project (a former mine acquired by Panoramic in early 2011) where, subject to the success of exploration and positive development studies, Panoramic plans to re-commission the mill and re-commence mining operations.

The Panoramic Board believes that as a standalone entity, Magma will continue to face the challenge of obtaining funding for its exploration and development activities in a volatile global economic environment. Panoramic’s Offer provides Magma’s shareholders with the opportunity to potentially significantly reduce these funding risks. Panoramic’s larger balance sheet (including A$90 million of cash and receivables as at 31 December 2011),2 historically strong cashflows and greater options for raising funds from the capital markets, means it is better placed to fund the ongoing exploration costs of Magma’s projects and, in the event any project becomes viable, fund the future development costs of such projects.

Commenting on the transaction, Panoramic’s Chairman, Brian Phillips, said:

“Magma Shareholders who accept Panoramic’s Offer will become part of a larger and more diversified Australian listed mining company with a diverse portfolio of operating mines, potential development projects and exploration properties. Panoramic has a history of generating strong operating cash flows, profits and paying dividends to shareholders. Further, Panoramic has a highly experienced, multi-disciplined management and operating team with a strong track record of project delivery and growing value for shareholders. We look forward to welcoming Magma shareholders to Panoramic and to bringing our expertise to progress the development of the Magma asset base.”

Offer Conditions

The Offer is subject to conditions, including (but not limited to):

•	90% minimum acceptance;

•	that there be no spin-out of Magma’s gold assets;

•	that the Offer remains exempt from the formal bid requirements of the Securities Act (Ontario) and comparable provincial requirements in Canada;

•	that no “prescribed occurrences” happen; and

•	that no material adverse change occurs in relation to Magma.

The conditions to the Offer are set out in detail in the Appendix to this announcement.

Other aspects of the Offer

Ineligible foreign Magma shareholders who accept the Offer, and Magma shareholders who, if they accept the Offer, would be entitled to an unmarketable parcel of Panoramic shares, will not receive shares in Panoramic. The Panoramic shares such shareholders would have received will be sold by an ASIC approved nominee and those shareholders will receive the sale proceeds less expenses.

Panoramic shares issued under the Offer will not carry the right to any dividend that Panoramic might declare before the end of February 2012.

Full details of Panoramic’s Offer will be set out in its bidder’s statement which it anticipates will be lodged on or about Wednesday, 8 February 2012.

[2]	Based on Panoramic’s unaudited “Quarterly Report for the period ended 31 December 2011” as announced to the ASX on 31 January 2012.

Indicative Timetable

An indicative timetable for the transaction is set out below. This timetable is subject to change, however the key dates are likely to be broadly as follows:

Lodgement of Bidder’s Statement:	Wednesday, 8 February 2012
Bidder’s Statement mailed to Magma shareholders:	Thursday, 23 February 2012
Offer opens:	Thursday, 23 February 2012
Expected lodgement of Target’s Statement:	Early March 2012
Offer closes (unless extended):	Friday, 23 March 2012

For further information please contact:

Peter Harold	Trevor Eton
Managing Director	Company Secretary
Panoramic Resources Limited	Panoramic Resources Limited
Tel: +61 8 9225 0999	Tel: +61 8 9225 0999

About Panoramic

Panoramic is a Western Australian based nickel producer with underground mining operations in the Kimberley, the Savannah Nickel Project, and in the Kambalda district, the Lanfranchi Nickel Project. In 2011, Panoramic acquired 100% of the Gidgee Gold Project. Panoramic has its administrative headquarters in Perth and site based offices at the Savannah, Lanfranchi and Gidgee Projects.

For the year ending 30 June 2011, Panoramic’s nickel operations produced 17,027 tonnes of contained nickel and the company reported a net profit after tax of A$22.3 million. As at 30 June 2011, Panoramic reported reserves totalling approximately 112,300 tonnes of contained nickel, and resources totalling approximately 218,100 tonnes of contained nickel. Based on production to date and forecasts, Panoramic is targeting combined production from its Savannah and Lanfranchi operations of between 18,500 and 19,000 tonnes of contained nickel for the year ending 30 June 2012. In its quarterly report for the period ending 31 December 2011, Panoramic announced that it anticipated a net after tax loss of A$3-4 million for the December half year (preliminary and unaudited).

Panoramic listed on the ASX in September 2001 and in April 2007 was included in the S&P/ASX 200 Index. It currently has a market capitalisation of approximately A$263 million3.

About Magma

Magma Metals Limited (“Magma”) is a base and precious metals exploration company with projects in Australia and Canada. Magma is listed on the ASX and the TSX. As at 2 February 2012, Magma had a market capitalisation of A$21.4 million.

Since listing on the ASX, Magma’s Thunder Bay North Project located in northwest Ontario, Canada has emerged as Magma’s principal project. Located near the city of Thunder Bay, this platinum-palladium-copper-nickel deposit remains the subject of further drilling, engineering studies and Preliminary Economic Assessment during 2012.

Magma also has precious and base metals exploration projects in the Yilgarn and East Kimberley regions of Western Australia but has announced its intentions to raise funds through a spin-out of the Lake Grace, Griffins Find, Laura River, Roe and Mt Jewell projects to a proposed new ASX listed company, Greenstone Metals Limited, during 2012 (subject to equity market conditions).

[3]	Based on Panoramic’s share price of A$1.27 as at close of trade on 2 February 2012.

Appendix - Conditions of the Offer

The Offer and any contract resulting from acceptance of the Offer is subject to fulfilment of the following conditions:

(a)

(90% minimum acceptance) that during or at the end of the Offer Period, the number of Magma Shares in which Panoramic and its associates together have relevant interests is at least 90% of all the Magma Shares (even if that number later becomes less than 90% as a result of the issue of further Magma Shares);

(b)	(No prescribed occurrences) that during the period beginning on the Announcement Date and ending at the end of the Offer Period (“Relevant Period”), none of the following events happen:

(i)	Magma converts all or any of its shares into a larger or smaller number of shares;

(ii)	Magma or a Magma Subsidiary resolves to reduce its share capital in any way;

(iii)	Magma or a Magma Subsidiary:

(A)	enters into a buy-back agreement; or

(B)	resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv)	Magma or a Magma Subsidiary:

(A)	issues shares;

(B)	grants an option over its shares; or

(C)	agrees to make such an issue or grant such an option,

other than the issue of any Magma Shares in connection with the exercise of Magma Options;

(v)	Magma or a Magma Subsidiary issues, or agrees to issue, convertible notes;

(vi)	Magma or a Magma Subsidiary disposes, or agrees to dispose of the whole, or a substantial part, of its business or property;

(vii)	Magma or a Magma Subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii)	Magma or a Magma Subsidiary resolves to be wound up;

(ix)	a liquidator or provisional liquidator of Magma or of a Magma Subsidiary is appointed;

(x)	a court makes an order for the winding up of Magma or of a Magma Subsidiary;

(xi)	an administrator of Magma or of a Magma Subsidiary is appointed under sections 436A, 436B or 436C of the Corporations Act;

(xii)	Magma or a Magma Subsidiary executes a deed of company arrangement; or

(xiii)	a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of Magma or a Magma Subsidiary;

(c)

(No material adverse change) that no specified event occurs that will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses or prospects of Magma and the Magma Subsidiaries, including as a result of making the Offer or the acquisition of Magma Shares pursuant to the Offer. For these purposes, a “specified event” is:

(i)	an event or occurrence that occurs during the Offer Period;

(ii)	an event or occurrence that occurs prior to the Offer Period but is only announced or publicly disclosed on or after the Announcement Date; or

(iii)	an event or occurrence that will or is likely to occur following the Offer Period and which has not been publicly announced prior to the Announcement Date;

(d)

(No spin out of Magma gold assets) that during the Relevant Period, neither Magma nor any Magma Subsidiary enters into any binding agreement to transfer any of its Lake Grace, Griffins Find, Laura River, Roe or Mt Jewell projects to Greenstone (as contemplated by Magma’s announcement to ASX and TSX dated 22 November 2011) or any other person;

(e)	(No restraining orders or regulatory action) that during the Relevant Period:

(i)	there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; and

(ii)	no application is made to any Public Authority (other than by any member of the Panoramic Group), or action or investigation is announced, threatened or commenced by a Public Authority,

in consequence of, or in connection with, the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which:

(iii)

restrains, prohibits or impedes (or if granted could restrain, prohibit or impede), or otherwise materially adversely impact on, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Panoramic in respect of Magma and the Magma Shares to be acquired under the Offer; or

(iv)	requires the divestiture by Panoramic of any Magma Shares, or the divestiture of any assets of the Magma Group, the Panoramic Group or otherwise;

(f)

(No acquisitions, disposals or new commitments) except for any proposed transaction publicly announced by Magma before the Announcement Date, none of the following events occurs during the Relevant Period:

(i)

Magma or a Magma Subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than A$250,000 or makes an announcement in relation to such an acquisition, offer or agreement; or

(ii)

Magma or a Magma Subsidiary disposes of, offers to dispose of or agrees to dispose of (whether by way of sale, transfer, joint venture, farm-in or otherwise) of one or more companies, businesses, mining tenements, applications for mining tenements or other assets (or any interest in one or more companies, businesses, mining tenements, applications for mining tenements or other assets) for an amount, or in respect of which the book value (as recorded in Magma’s statement of financial position as at 30 September 2011) is, in aggregate, greater than A$250,000 or makes an announcement in relation to such a disposition, offer or agreement; or

(iii)

Magma or a Magma Subsidiary enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, partnership, management agreement or commitment which would require expenditure, or the foregoing of revenue, by Magma or a Magma Subsidiary of an amount which is, in aggregate, more than A$250,000, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement;

(g)

(No persons exercising rights under certain agreements or instruments) that during the Relevant Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Magma or a Magma Subsidiary is a party, or by or to which Magma or a Magma Subsidiary or any of its assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Magma or Magma Group taken as a whole, in:

(i)

any monies borrowed by Magma or a Magma Subsidiary being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii)	any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii)	the interest of Magma or a Magma Subsidiary in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(iv)	the business of Magma or a Magma Subsidiary with any other person being adversely affected,

as a result of the acquisition of Magma Shares by Panoramic;

(h)

(Canadian exemption) that during the Relevant Period, the Offer remains exempt from the formal bid requirements of the Securities Act (Ontario) (“OSA”) and comparable provincial requirements by application of the foreign take-over bid exemption set forth in section 100.3 of the OSA.

Defined terms

The following defined terms are used throughout this appendix unless the contrary intention appears or the context requires otherwise:

Announcement Date means 3 February 2012.

ASIC means Australian Securities and Investments Commission.

ASX means ASX Limited (98 008 624 691) or Australian Securities Exchange, as appropriate.

Corporations Act means the Corporations Act 2001 (Cwlth).

Greenstone means Greenstone Metal Limited (ABN 80 138 095 842).

Magma means Magma Metals Limited (ABN 72 114 581 047), a company incorporated in Australia.

Magma Group means Magma and each of its Subsidiaries.

Magma Option means an option to subscribe for Magma Shares.

Magma Shares means fully paid ordinary shares in the capital of Magma.

Magma Shareholders means holders of Magma Shares.

Magma Subsidiary means a Subsidiary of Magma.

Offer means the offer by Panoramic to acquire Magma Shares (and for the avoidance of doubt includes each such offer made to an individual Magma Shareholder pursuant to that offer).

Offer Period means the Offer period that will be specified in Panoramic’s bidder’s statement in relation to the Offer.

OSA means the Securities Act of the Province of Ontario, Canada.

Panoramic means Panoramic Resources Limited (ABN 47 095 792 288).

Panoramic Group means Panoramic and each of its Subsidiaries.

Public Authority means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

Subsidiary means a subsidiary as that term is defined in the Corporations Act.

TSX means Toronto Stock Exchange.